OCEANFIRST FINANCIAL CORP.

975 Hooper Avenue

Toms River, New Jersey 08753

June 11, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OceanFirst Financial Corp. (the “Company”)
Registration Statement on Form S-4 (File No. 333-203473)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the above-captioned registration statement be accelerated to 4:30 p.m. New York time on Friday, June 12, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
	Name:	Christopher D. Maher
	Title:	President & CEO